EXHIBIT 99.1

VOX ANNOUNCES RECORD REVENUE IN Q1 2023

AND PROVIDES 2023 REVENUE GUIDANCE

All amounts in U.S. dollars unless otherwise indicated.

TORONTO, CANADA – April 27, 2023 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is excited to announce that it has realized record preliminary revenue(1) of $3,580,000 for the three-month period ended March 31, 2023 (compared to $1,471,000 for the comparable period in 2022).

Record Q1 2023 Preliminary Revenue

Record quarterly revenue of $3,580,000 was largely driven by royalty revenue from the Company’s Wonmunna and Koolyanobbing iron ore royalties in Australia, as well as its Segilola gold royalty in Nigeria. Royalty revenue for the quarter also benefitted from strong iron ore prices during the period. These preliminary results should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three-month period ended March 31, 2023, as and when released.

Kyle Floyd, Chief Executive Officer stated: “We are thrilled to announce record preliminary quarterly revenue of nearly $3.6M, which is equivalent to our annual royalty revenue for the full 2021 fiscal year. The Vox royalty portfolio continues to outperform management’s high expectations, underpinned by growing royalty revenue from Western Australia. We look forward to building on this strong momentum in the coming quarters with significant potential upside linked to expansions of existing operations and new mine developments. We are also pleased to share revenue guidance of $11M – $13M for 2023, building on the strength of over 160% annual growth in 2022 royalty receipts, which reflects the ongoing embedded growth in Vox’s royalty portfolio.”

2023 Revenue Outlook

In 2023, Vox estimates royalty revenue to total $11,000,000 – $13,000,000. Revenue growth over the prior year is expected to come from the existing producing royalty assets in the Company’s portfolio, including a full year of royalty revenue from the Company’s Wonmunna iron ore royalty (acquired in Q2 2022) and the expected commencement of production at additional royalty-linked gold mines in Western Australia.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd Chief Executive Officer info@voxroyalty.com +1-345-815-3939	Pascal Attard Chief Financial Officer pascal@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s estimated and final revenue for Q1 2023 and the 2023 fiscal year, completion of certain anticipated milestones, developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine construction, production and/or expansion under construction phases at the mines or properties that Vox holds an interests in.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Notes

(1)

These figures have not been audited and are subject to change. As the Company has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.

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